BlackRock Enhanced Capital and Income Fund, Inc.

FILE #811-21506

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
01/10/2007	Freddie Mac	75,000,000	30,000

Goldman, Sachs & Co.; J.P. Morgan Securities Inc.; Lehman Brothers Inc.; Morgan Stanley & Co. Incorporated; Banc of America Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; UBS Securities LLC